

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2007

Via Facsimile (212) 697-1559 and U.S. Mail

Valarie A. Hing, Esq.
Curtis, Mallet-Prevost, Colt & Mosle LLP
101 Park Avenue
New York, NY 10178

**Re: Companía Anonima Nacional Telefonos de Venezuela
Schedule TO-T filed April 9, 2007 by the Bolivarian Republic of Venezuela
SEC File No. 005-47557**

Dear Ms. Hing:

We have reviewed your filing and have the following comments. The scope of our review was limited to the terms of the offer. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-T

1. We note that the bidder holds almost 7% of the outstanding equity in the subject company, has nominated one of the subject company's directors, the ability to prevent the subject company from engaging in extraordinary transactions or amending some provisions of its organizational documents, and, through its ministries and agencies, regulates the operations of the subject company. Please provide us with your detailed legal analysis of the applicability of Rule 13e-3 to the tender offers. We may have further comment.

Offer to Purchase

Important Information, page ii

2.	We note your disclosure relating to Circular 230. Provide an analysis supporting your reference to Treasury Department Circular 230 or delete the legend here, throughout the offer document, and in any of your exhibits to the Schedule TO, including the letter of transmittal.

Summary Term Sheet, page 1

3.	Please highlight the Bolivar difference in offer price and market price and the fact that security holders tendering into the Venezuelan offer may obtain a higher amount of Bolivars if instead they tendered or delivered into the U.S. offer, as the case may be, and then proceeded to exchange the purchase price using an alternative exchange rate.

4.	On a related note, please tell us what consideration you have given to utilizing a different exchange rate for Bolivars payable in the Venezuelan offer such that security holders tendering into that offer are able to receive the higher amount of Bolivars that security holders tendering or delivering into the U.S. offer, as the case may be, would receive if they converted the offer consideration using alternative exchange rates.

5.	We note in response to "Can the U.S. Offer be extended and under what circumstances?" you state that a subsequent offering period begins "after the Venezuelan Republic has completed the purchase of the ADSs tendered during the U.S. Offer…" Note that Rule 14d-11 requires a subsequent offering period to begin immediately after 9:00 a.m. on the business day after the expiration of the offer. Please revise.

6.	Refer to the question "Do the holders of ADSs or Common Shares have appraisal rights in connection with the Offers?" Please tell us your basis for stating that a tender of securities into the US offer would result in the waiver of all claims of any nature against the bidder or its affiliates. Alternatively, delete your disclosure here and throughout the offer document or provide more specific disclosure about the claims being waived and the laws affected.

The U.S. Offer

Terms of the U.S. Offer, page 16

7.	Please advise how you have disseminated these offer materials. Your response to this comment should address how you have disseminated the offer materials, and what steps you have taken to ensure the adequacy of the means of dissemination pursuant to Rule 14d-4. With respect to your summary advertisement, we do not understand your statement that the information in the U.S. Offer to Purchase is incorporated by reference into the advertisement. Are you attempting to commence by long form publication as permitted by Rule 14d-4(a)(1) through the use of such incorporation by reference? If so, this is not permitted by the Rule. Please advise. If you have selected to comply with Rule 14d-4(a)(2), tell us the name of the publication in which the summary publication was made and the date on which it was made.

Acceptance for Payment, page 17

8.   We note your reservation of the right to transfer or assign the right to purchase ADSs tendered into the U.S. offer to one or more of its affiliates. Please confirm your understanding that any persons or entities to whom you transfer or assign such right must be included as a bidder in the offer. Each such person or entity added as a bidder must independently satisfy the disclosure, dissemination and timing requirements of the tender offer rules, including the extension of the offer for ten business days from the disclosure of such assignment or transfer, unless the offer is not scheduled to expire for at least ten business days.

9.   Please revise the language in the last paragraph of this section that states that you will return ADRs for unpurchased or untendered ADSs "as promptly as practicable" to state that you will make such returns "promptly" as required by Rule 14e-1(c).

Material Tax Considerations, page 23

10.   Delete the various references to this discussion being for "general information only." Security holders are entitled to rely upon the discussion.

Certain Information Concerning the Venezuelan Republic, page 32

11.   With respect to your disclosure in the second bullet point from the end of page 32, please tell us why you need to qualify your disclosure "to the best of [your] knowledge." What prevents you from knowing and disclosing this information? Please explain or delete the qualifier.

12.   Refer to the last bullet point on page 32. Please revise your reference to "Regulation 14D" with a specific reference to the rules in that regulation that may require the transaction disclosure.

Conditions to the U.S. Offer, page 34

13.   We note your disclosure in the last sentence of the subsection "Appointment as Proxy" (page 21). It appears that the referenced language is an additional condition to the offer. Please revise this section to include it as such.

14.   We note your disclosure in the last paragraph of the section "The Verizon Memorandum" that the terms of the offers differ from the terms required by the Verizon memorandum. Please disclose how this affects the conditions to the offer and the obligation of GTE Venholdings to tender its securities.

15.   Refer to condition (vi). Because the condition refers to <u>any</u> change in the company's outstanding capitalization, it appears to be overbroad. Please revise your offer materials to include a reasonableness or materiality standard. The ability of the issuer to determine, in its sole discretion, whether the condition has occurred may render the offer illusory.

16.   We note you have reserved the right to assert the occurrence of any of the conditions to the offer "at any time from time to time." Defining the conditions as an ongoing right which may be asserted at any time from time to time suggests that conditions to the offer may be raised or asserted after expiration of the offer. Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Revise the disclosure in the closing paragraph of this section to make clear that all conditions, other than those subject to government approvals, will be satisfied or waived on or before expiration of the offer.

17.   Refer to the second sentence in the last paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Background of the Offers, page 36

18.   Please expand your disclosure regarding the "series of negotiations." Disclose, for example, when the negotiations took place and what was discussed each time the parties negotiated.

Letter of Transmittal

19.   Your requirement that each tendering security holder "ratify each and every act or thing which may be done or effected by any director, or other person nominated by the Venezuelan Republic or their respective agents, as the case may be, in the exercise of his or her powers and/or authorities hereunder" is inappropriate and should be deleted.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the bidder is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the bidder acknowledging that:

•   the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions